UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549


                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934





                            Silgan Holdings Inc.
                            --------------------
                              (Name of Issuer)



                        COMMON STOCK, $0.01 PAR VALUE
                        -----------------------------
                       (Title of Class of Securities)



                                 827048 10 9
            -----------------------------------------------------
                               (CUSIP Number)



                              November 6, 2001
                              ----------------
                        (Date of Event Which Requires
                          Filing of This Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this schedule is filed:

            [_] Rule 13d-1(b)

            [_] Rule 13d-1(c)

            [X] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



                               Page 1 of 12 Pages

CUSIP NO. 827048 10 9                                         Page 2 of 12 Pages


--------------------------------------------------------------------------------
1.    Names of Reporting Persons         R. Philip Silver

      S.S. or I.R.S. Identification
      Nos. of Above Persons

-----------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group

      (a)      [ X ]
      (b)      [   ]

--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization                     United States

--------------------------------------------------------------------------------
                           5.    Sole Voting Power             0

                           -----------------------------------------------------
   Number of
    Shares                 6.    Shared Voting Power           7,206,489
  Beneficially
   Owned by                -----------------------------------------------------
     Each
   Reporting               7.    Sole Dispositive Power        3,449,045.7
    Person
     With                  -----------------------------------------------------

                           8.    Shared Dispositive Power      154,199.3

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned
      by Each Reporting Person                                 7,206,489

--------------------------------------------------------------------------------
10.   Check if the Aggregate Amount
      in Row 9 Excludes Certain Shares
      (see Instructions)  [   ]

--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row 9          40.36%

--------------------------------------------------------------------------------
12.   Type of Reporting Person                                 IN

--------------------------------------------------------------------------------



                               Page 2 of 12 Pages

CUSIP NO. 827048 10 9                                         Page 3 of 12 Pages


--------------------------------------------------------------------------------
1.    Names of Reporting Persons         D. Greg Horrigan

      S.S. or I.R.S. Identification
      Nos. of Above Persons

--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group

      (a)      [ X ]
      (b)      [   ]

--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization                     United States

--------------------------------------------------------------------------------
                           5.    Sole Voting Power             0

                           -----------------------------------------------------
   Number of
    Shares                 6.    Shared Voting Power           7,206,489
  Beneficially
   Owned by                -----------------------------------------------------
     Each
   Reporting               7.    Sole Dispositive Power        3,449,045.7
    Person
     With                  -----------------------------------------------------

                           8.    Shared Dispositive Power      154,199.3

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned
      by Each Reporting Person                                 7,206,489

--------------------------------------------------------------------------------
10.   Check if the Aggregate Amount
      in Row 9 Excludes Certain Shares
      (see Instructions)  [   ]

--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row 9          40.36%

--------------------------------------------------------------------------------
12.   Type of Reporting Person                                 IN

--------------------------------------------------------------------------------




                               Page 3 of 12 Pages

CUSIP NO. 827048 10 9                                         Page 4 of 12 Pages


--------------------------------------------------------------------------------
1.    Names of Reporting Persons         Silver Family Limited Partnership

      S.S. or I.R.S. Identification
      Nos. of Above Persons

--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group

      (a)      [ X ]
      (b)      [   ]

--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization                     Delaware

--------------------------------------------------------------------------------
                           5.    Sole Voting Power             0

                           -----------------------------------------------------
   Number of
    Shares                 6.    Shared Voting Power           7,206,488
  Beneficially
   Owned by                -----------------------------------------------------
     Each
   Reporting               7.    Sole Dispositive Power        0
    Person
     With                  -----------------------------------------------------

                           8.    Shared Dispositive Power      154,198.3

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned
      by Each Reporting Person                                 7,206,488

--------------------------------------------------------------------------------
10.   Check if the Aggregate Amount
      in Row 9 Excludes Certain Shares
      (see Instructions)  [   ]

--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row 9          40.36%

--------------------------------------------------------------------------------
12.   Type of Reporting Person                                 PN

--------------------------------------------------------------------------------




                               Page 4 of 12 Pages

CUSIP NO. 827048 10 9                                         Page 5 of 12 Pages


--------------------------------------------------------------------------------
1.    Names of Reporting Persons         Horrigan Family Limited Partnership

      S.S. or I.R.S. Identification
      Nos. of Above Persons

--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group

      (a)      [ X ]
      (b)      [   ]

--------------------------------------------------------------------------------

3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization                     Delaware

--------------------------------------------------------------------------------
                           5.    Sole Voting Power             0

                           -----------------------------------------------------
   Number of
    Shares                 6.    Shared Voting Power           7,206,488
  Beneficially
   Owned by                -----------------------------------------------------
     Each
   Reporting               7.    Sole Dispositive Power        0
    Person
     With                  -----------------------------------------------------

                           8.    Shared Dispositive Power      154,198.3

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned
      by Each Reporting Person                                 7,206,488

--------------------------------------------------------------------------------
10.   Check if the Aggregate Amount
      in Row 9 Excludes Certain Shares
      (see Instructions)  [   ]

--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row 9          40.36%

--------------------------------------------------------------------------------
12.   Type of Reporting Person                                 PN

--------------------------------------------------------------------------------




                               Page 5 of 12 Pages

CUSIP NO. 827048 10 9                                         Page 6 of 12 Pages


--------------------------------------------------------------------------------
1.    Names of Reporting Persons         S&H Inc.

      S.S. or I.R.S. Identification      06-1204958
      Nos. of Above Persons

--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group

      (a)      [ X ]
      (b)      [   ]

--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization                     Connecticut

--------------------------------------------------------------------------------
                           5.    Sole Voting Power             0

                           -----------------------------------------------------
   Number of
    Shares                 6.    Shared Voting Power           1
  Beneficially
   Owned by                -----------------------------------------------------
     Each
   Reporting               7.    Sole Dispositive Power        0
    Person
     With                  -----------------------------------------------------

                           8.    Shared Dispositive Power      1

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned
      by Each Reporting Person                                 1

--------------------------------------------------------------------------------
10.   Check if the Aggregate Amount
      in Row 9 Excludes Certain Shares
      (see Instructions)  [   ]

--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row 9          0.0%

--------------------------------------------------------------------------------
12.   Type of Reporting Person                                 CO
--------------------------------------------------------------------------------




                               Page 6 of 12 Pages

Item 1(a)    Name of Issuer:      Silgan Holdings Inc.
             --------------


Item 1(b)    Address of Issuer's Principal Executive Offices:
             -----------------------------------------------
             4 Landmark Square, Stamford, CT  06901


Item 2(a)    Name of Person Filing:       R. Philip Silver
             ---------------------        D. Greg Horrigan
                                          Silver Family Limited Partnership
                                          Horrigan Family Limited Partnership
                                          S&H Inc.


Item 2(b)    Address of Principal Business Office or, if None, Residence:
             -----------------------------------------------------------

     The business address of R. Philip Silver is 4 Landmark Square, Suite 400, Stamford, Connecticut 06901.

     The business address of D. Greg Horrigan is 4 Landmark Square, Suite 400, Stamford, Connecticut 06901.

     The business address of Silver Family Limited Partnership is 4 Landmark Square, Suite 400, Stamford, Connecticut 06901.

     The business address of Horrigan Family Limited Partnership is 4 Landmark Square, Suite 400, Stamford, Connecticut 06901.

     The business address of S&H Inc. is 4 Landmark Square, Suite 400, Stamford, Connecticut 06901.


Item 2(c)    Citizenship:
             -----------

             Each of the persons filing this statement is a United States citizen or a corporation or limited partnership organized under the laws of a state of the United States.


Item 2(d)    Title of Class of Securities:   Common Stock
             ----------------------------


Item 2(e)    CUSIP Number:        827048 10 9
             ------------         -----------

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:
             -----------------------------------------------------------------

    (a)   [  ]   Broker or Dealer registered under section 15 of the Act

    (b)   [  ]   Bank as defined in section 3(a)(6) of the Act

    (c)   [  ]   Insurance Company as defined in section 3(a)(19) of the Act



                               Page 7 of 12 Pages

    (d)   [  ]   Investment Company registered under section 8 of the Investment
                 Company Act

    (e)   [  ]   Investment Adviser registered under section 203 of the
                 Investment Advisers Act of 1940

    (f)   [  ]   Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                 1974 or Endowment Fund

    (g)   [  ]   Parent Holding Company, in accordance with section 240.13d-1(b)
                 (ii)(G)

    (h)   [  ]   Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

     Not applicable.


Item 4.      Ownership.
             ---------

      (a), (b) and (c)

      The table below indicates the beneficial ownership of Common Stock as of December 31, 2001 of the persons filing this statement.

                               Beneficial Ownership (1)     Percent of Class (2)
                               ------------------------     --------------------
      R. Philip Silver (3)(4)        7,206,489                     40.36%
      D. Greg Horrigan (3)(4)        7,206,489                     40.36%
      Silver Family Limited
      Partnership (4)(5)             7,206,488                     40.36%
      Horrigan Family Limited
      Partnership (4)(5)             7,206,488                     40.36%
      S&H Inc. (3)                           1                      0%

      (1) Each person shares voting and dispositive power with the other persons listed in this chart with respect to the shares shown as beneficially owned, except as indicated below.

      (2) Based on 17,853,670 shares of Common Stock outstanding as of December 31, 2001.

      (3) Messrs. Silver and Horrigan share voting and dispositive power with respect to one (1) share of Common Stock, which share of Common Stock is owned by S&H Inc., a company wholly owned by Messrs. Silver and Horrigan.

      (4) Messrs. Silver and Horrigan, together with the Company, are parties to an Amended and Restated Stockholders Agreement dated as of November 6, 2001, which contains certain agreements with respect to the nomination of directors of the Company. Messrs. Silver and Horrigan currently intend to vote their shares as a



                               Page 8 of 12 Pages
             block. Accordingly, Messrs. Silver and Horrigan (as well as Silver Family Limited Partnership and Horrigan Family Limited Partnership) share voting power with respect to (i) 3,449,045.7 shares of Common Stock owned by Mr. Silver, (ii) 3,449,045.7 shares of Common Stock owned by Mr. Horrigan, (iii) 154,198.3 shares of Common Stock owned by Silver Family Limited Partnership, and (iv) 154,198.3 shares of Common Stock owned by Horrigan Family Limited Partnership. In the aggregate (except for one (1) share of Common Stock owned by S&H Inc. and as to which Messrs. Silver and Horrigan share voting power), each of Messrs. Silver and Horrigan, Silver Family Limited Partnership and Horrigan Family Limited Partnership share voting power with respect to 7,206,488 shares of Common Stock.

      (5) Mr. Silver is the sole general partner of Silver Family Limited Partnership and shares voting and dispositive power with Silver Family Limited Partnership over the Common Stock owned by such partnership, and Mr. Horrigan is the sole general partner of Horrigan Family Limited Partnership and shares voting and dispositive power with Horrigan Family Limited Partnership over the Common Stock owned by such partnership.

Item 5.      Ownership of Five Percent or Less of a Class.
             --------------------------------------------

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]


Item 6.      Ownership of More than Five Percent on Behalf of Another Person.
             ---------------------------------------------------------------

             Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
             -------------------------------------------------------------------

              Not applicable.


Item 8.      Identification and Classification of Members of the Group.
             ---------------------------------------------------------

             Not applicable.


Item 9.      Notice of Dissolution of Group.
             ------------------------------

             Not applicable.


Item 10.     Certification.
             -------------

             Not applicable.




                               Page 9 of 12 Pages

                                     Signature
                                     ---------

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             Dated:  February 13, 2002


                                         /s/ R. Philip Silver
                                         ---------------------------------------
                                         R. Philip Silver


                                         /s/ D. Greg Horrigan
                                         ---------------------------------------
                                         D. Greg Horrigan



                                         SILVER FAMILY LIMITED PARTNERSHIP


                                         By:   /s/ R. Philip Silver
                                               ---------------------------------
                                               Name:  R. Philip Silver
                                               Title:  General Partner


                                         HORRIGAN FAMILY LIMITED PARTNERSHIP



                                         By:   /s/ D. Greg Horrigan
                                               ---------------------------------
                                               Name:  D. Greg Horrigan
                                               Title:  General Partner


                                         S&H INC.



                                         By:   /s/ R. Philip Silver
                                               ---------------------------------
                                               Name:  R. Philip Silver
                                               Title:  President





                              Page 10 of 12 Pages

                            EXHIBIT 1




             1.       R. Philip Silver

             2.       D. Greg Horrigan

             3.       Silver Family Limited Partnership

             4.       Horrigan Family Limited Partnership

             5.       S&H Inc.




                              Page 11 of 12 Pages

                                   EXHIBIT 2

                            JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of a statement on Schedule 13G with respect to the common stock, $.01 par value, of Silgan Holdings Inc. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G.

     IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 13th day of February, 2002.




/s/ R. Philip Silver                        /s/ D. Greg Horrigan
____________________________________        ____________________________________
R. Philip Silver                            D. Greg Horrigan

SILVER FAMILY LIMITED PARTNERSHIP           HORRIGAN FAMILY LIMITED PARTNERSHIP




By: /s/ R. Philip Silver                    By: /s/ D. Greg Horrigan
    ________________________________        ____________________________________
    Name:  R. Philip Silver                 Name:  D. Greg Horrigan
    Title: General Partner                  Title: General Partner


S&H INC.



By: /s/ R. Philip Silver
    ________________________________
    Name:  R. Philip Silver
    Title: President









                              Page 12 of 12 Pages